STREUSAND, LANDON, OZBURN & LEMMON, LLP	811 Barton Springs Road Suite 811 Austin, Texas 78704 (512) 236-9908 (512) 236-9904 (fax) ozburn@slollp.com

July 13, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4546

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ada D. Sarmento

Re:	Genprex, Inc.

Registration Statement on Form S-1

Filed May 22, 2018

File No. 333-225090

Dear Ms. Sarmento:

This letter is submitted on behalf of our client, Genprex, Inc. (the “Company” or “Genprex”), in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 28, 2018 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1 filed with the Commission on May 22, 2018 (the “Registration Statement”). The numbering of the paragraph below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the response below corresponds to the page numbers of the Registration Statement.

Staff Comment and Company Response

The Offering, page 8

1.	We note your response to our prior comment 1 and reissue. In order for the private placement of the shares to be complete and the selling stockholders to be at market risk, (i) the per share purchase price must be fixed and cannot be subject to adjustment based on the current market price of the common stock and (ii) the selling stockholders must be irrevocably bound to purchase a set number of securities at the time of the filing of the resale registration statement. The fact that the total investment amount is fixed does not therefore fit within the requirements of the accommodation set forth in CDI 139.11 of Securities Act Sections, which requires that the number of securities to be received be set. Further, the investors are not at market risk if the amount of their investment is preserved by receiving additional securities based on the market price on certain future dates. Please withdraw this registration statement and refile once the private placement has been completed.

United States Securities and Exchange Commission

July 13, 2018

Response:

Having carefully reviewed the Staff’s comment letters and the applicable Commission rules and Compliance and Disclosure Interpretations (“C&DIs”) referenced therein, we respectfully submit that we do not believe that the requirements articulated in C&DI 134.01 and 139.11 are applicable to the Genprex transaction, for the reasons described below.

1.	C&DI 134.01 and 139.11 Do Not Apply to the Genprex Transaction

The requirement articulated in C&DI 134.01 and 139.11 and Securities Act Rule 152 is that the private placement must be completed before the resale registration statement is filed. However, by their terms, C&DI 139.11 and 134.01 apply only to PIPE transactions where the securities to be offered pursuant to the registration statement (or securities convertible into such securities) have not yet been sold or issued to the selling stockholders at the time the registration statement is filed. In contrast, in the Genprex transaction, all of the shares and warrants were sold to the selling stockholders prior to the filing of the resale registration statement. Therefore, C&DI 139.11 and 134.01 do not apply to the Gentrex transaction.

C&DI 134.01 and 139.11 address the specific problem caused by a PIPE transaction in which the closing of the private placement does not take place until after the filing of the resale registration statement and is contingent upon the effectiveness of the registration statement. Recognizing that in such a transaction the actual closing takes place after, rather than before, the filing and effectiveness of the resale registration statement, in C&DI 134.01 and 139.11, the Staff has formulated a set of requirements that allow parties to deem such a transaction to have been completed for purposes of Rule 152 at the time the registration statement is filed and before the transaction has actually closed.

In the close-after-effectiveness structure addressed by C&DI 134.01 and 139.11, although a purchase agreement to buy and sell securities is signed before the resale registration statement is filed, no securities have been sold or issued pursuant to the purchase agreement at the time the registration statement is filed. The investors’ obligation to close the transaction is contingent upon the effectiness of the registration statement. If the registration statement is not declared effective, the closing condition is not satisfied and the investors can decline to close and walk away, with the result that no securities may ever be sold or issued pursuant to the purchase agreement.

In light of this contingency, for a private placement to be deemed “constructively” completed prior to the sale or issuance of securities, C&DI 134.01 and 139.11 require that the investor must be at market risk at the time the resale registration statement is filed. In the context of a transaction where the actual sale or issuance of securities has not yet occurred at the time the resale registration is filed, this requirement means that the investor must be irrevocably bound to purchase the securities, subject only to the effectiveness of the registration statement or other conditions outside the investor’s control, and that the number of securities and the purchase price must be set in the purchase agreement and may not be contingent on the market price at the time of effectiveness of the registration statement or thereafter.

United States Securities and Exchange Commission

July 13, 2018

In contrast to the transactions contemplated by C&DI 134.01 and 139.11, the Genprex private placement was actually, rather than constructively, completed before the filing of the resale registration statement. Under the purchase agreement, the investors’ obligation to close was not contingent on the effectiveness of the resale registration statement. Rather, the closing of the transaction took place on May 9, 2018, while the resale registration statement was filed with the Commission on May 22, 2018. At the closing, a specific number of securities were sold and purchased at a specific price set forth in the purchase agreement, the purchase price was paid in full, and the shares and warrants were issued to the investors. The additional securities that may be issued to the investors after the closing as a result of the adjustments set forth in the purchase agreement would not constitute additional sales of securities taking place after the effectiveness of the registration statement. Much like securities issued as a result of conversion rate adjustments applicable to convertible securities, any such additional securities would be issued to the investors for no additional consideration and would not require any additional investment decisions by the investors.

The key difference between the Genprex transaction and the transactions contemplated by C&DI 134.01 and 139.11 is that the Genprex transaction actually closed before the registration statement was filed. If the Genprex registration statement is not declared effective, the investors cannot choose to terminate the purchase agreement and walk away. Nor are the investors entitled to receive a refund of any portion of the purchase price paid by them at the closing. Thus, from and after the closing, the investors are exposed to economic and other risks associated with the Company’s business, including the risk of insolvency or bankruptcy, to the same extent as any other stockholders of the Company. Moreover, the adjustments set forth in the Genprex purchase agreement will not protect the investors in the event the market price of the Company’s common stock declines below $4.25 per share following the closing. In other words, although the investors’ exposure to a potential market price decline is mitigated by the adjustments, it is not completely eliminated.

As a result, the investors were at substantial market risk in respect of their investment as of the closing of the transaction on May 9, 2018. Accordingly, the Genprex private placement was completed prior to the filing of the resale registration statement on May 22, 2018.

2.	C&DI 139.10 Applies to the Genprex Transaction

We believe that C&DI 139.10 applies to the Genprex transaction. Unlike C&DI 134.01 and 139.11, C&DI 139.10 contemplates a transation where all of the securities convertible into the common stock to be sold to the public in the secondary offering are sold to the selling stockholders in a private placement before the filing of the resale registration statement. C&DI 139.10 states that, in such a transaction, the company may file, prior to the conversion, a registration statement for the resale of the common stock issuable upon conversion of the outstanding convertible securities, even if the securities are convertible into common stock using a conversion ratio based on the company’s common stock trading price at the time of conversion.

United States Securities and Exchange Commission

July 13, 2018

While C&DI 139.10 does not expressly state that, presumably, the foregoing guidance is based on the Staff’s conclusion that the private placement described in C&DI 139.10 is completed at the time the registration statement is filed, despite the potential subsequent adjustments to the number of shares that may be issued on conversion based on the common stock trading price at the time of conversion. In other words, the possibility of a post-filing adjustment to the number of shares issuable upon conversion does not mean that the private placement is not completed before the filing.

The Genprex purchase agreement contemplates that additional shares may be issued to the investors after the closing based on the market price of the Company’s common stock after the date the resale registration statement becomes effective. Similar to adjustments to the conversion ratio of convertible securities based on the company’s common stock trading price at the time of conversion, as contemplated by C&DI 139.10, any additional securities that may be issued to the investors under the Genprex purchase agreement would be issued to them for no additional consideration and would not require additional investment decisions by the investors, as noted above. Thus, we believe that the Genprex transaction is similar to the transaction contemplated by C&DI 139.10, and therefore, the Genprex private placement was completed at the time the resale registration statement was filed.

3.	Resale Registration Statement Was Recently Declared Effective in a PIPE Transaction with a Similar Structure

We are aware of at least one resale registration statement that was recently declared effective by the Commission in connection with a PIPE transaction with a structure virtually indentical to the Genprex transaction. On March 22, 2018, Arcadia Biosciences, Inc. issued shares of its common stock and warrants to purchase shares of its common stock to certain investors in a private placement pursuant to a securities purchase agreement dated as of March 19, 2018. Pursuant to the purchase agreement, the number of shares of common stock issued to the investors and the exercise price of the warrants were subject to adjustment based on the market price of Arcadia’s common stock after a resale registration statement was declared effective by the Commission. Arcadia filed a resale registration statement on March 30, 2018, and it was declared effective by the Commission on April 23, 2018.

In structuring the Genprex transaction and preparing the resale registration statement, the parties to the Genprex transaction were aware of the Arcadia transaction and were guided by the terms and conditions thereof. In particular, the purchase price adjustment provisions contained in the Genprex purchase agreement are virtually identical to those in the Arcadia transaction.

For the reasons set forth above, we respectfully request that the Staff reconsider its position with respect to Comment No. 1.

*    *    *

United States Securities and Exchange Commission

July 13, 2018

The Company respectfully requests the Staff’s assistance in completing the review of Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Amendment or this response letter to me at (512) 236-9908.

Sincerely,

STREUSAND, LANDON, OZBURN & LEMMON, LLP

/s/ Christopher J. Ozburn

Christopher J. Ozburn

cc:	Mary Beth Breslin, Securities and Exchange Commission

J. Rodney Varner, Genprex, Inc.